Exhibit 99.3

MANAGEMENT’S REPORT

The consolidated financial statements of Penn West Petroleum Ltd. were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

Murray R. Nunns	Todd H. Takeyasu
President & CEO	Executive Vice President and CFO

March 15, 2012

2011 ANNUAL FINANCIAL STATEMENTS 1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Penn West Petroleum Ltd.

We have audited the accompanying consolidated financial statements of Penn West Petroleum Ltd. which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of income (loss), statements of changes in shareholders’ equity and statements of cash flows for the years ended December 31, 2011 and 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Penn West Petroleum Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penn West Petroleum Ltd.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2012 expressed an unmodified (unqualified) opinion on the effectiveness of Penn West Petroleum Ltd.’s internal control over financial reporting.

KPMG LLP

Chartered Accountants

Calgary, Canada

March 15, 2012

2011 ANNUAL FINANCIAL STATEMENTS 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Penn West Petroleum Ltd.

We have audited Penn West Petroleum Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Chartered Accountants
Calgary, Canada
March 15, 2012

2011 ANNUAL FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

	$0000.000	$0000.000	$0000.000	$0000.000
(CAD millions)	Note	December 31, 2011	December 31, 2010	January 1, 2010
			(Note 24)	(Note 24)
Assets
Current
Accounts receivable	4	$486	$386	$371
Other	4	104	87	101
Risk management	12	39	23	29

		629	496	501

Non-current
Deferred funding assets	5	596	678	—
Exploration and evaluation assets	6	418	128	132
Property, plant and equipment	7	11,893	11,218	11,174
Goodwill	8	2,020	2,020	2,020
Risk management	12	28	3	10

		14,955	14,047	13,336

Total assets		$15,584	$14,543	$13,837

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	4	$1,108	$910	$568
Dividends payable		127	41	63
Convertible debentures	9	—	255	18
Risk management	12	114	85	159

		1,349	1,291	808
Non-current
Long-term debt	10	3,219	2,496	3,219
Convertible debentures	9	—	—	255
Decommissioning liability	11	607	648	562
Risk management	12	46	67	31
Deferred tax liability	13	1,287	1,452	1,530
Other non-current liabilities	15	9	29	15

		6,517	5,983	6,420

Shareholders’ equity
Shareholders’ capital	14	8,840	—	—
Unitholders’ capital	14	—	9,170	8,451
Other reserves	14	95	—	—
Retained earnings (deficit)		132	(610)	(1,034)

		9,067	8,560	7,417

Total liabilities and shareholders’ equity		$15,584	$14,543	$13,837

Subsequent events (Notes 12 and 16)

Commitments and contingencies (Note 21)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Penn West Petroleum Ltd.:

John A. Brussa	James C. Smith
Chairman	Director

2011 ANNUAL FINANCIAL STATEMENTS 4

Penn West Petroleum Ltd.

Consolidated Statements of Income

	$300,667	$300,667	$300,667
	Year ended December 31
(CAD millions, except per share amounts)	Note	2011	2010
			(Note 24)
Oil and natural gas sales		$3,667	$3,054
Royalties		(661)	(545)

		3,006	2,509

Risk management gain (loss)
Realized		(63)	(20)
Unrealized	12	8	23

		2,951	2,512

Expenses
Operating		1,036	944
Transportation		29	33
General and administrative		142	145
Share-based compensation	15	84	159
Depletion and depreciation	7	1,158	1,169
Gain on dispositions		(172)	(1,082)
Exploration and evaluation	6	15	1
Unrealized risk management gain	12	(25)	(2)
Unrealized foreign exchange loss (gain)		38	(82)
Financing	9,10	190	174
Accretion	11	45	44

		2,540	1,503

Income before taxes		411	1,009

Deferred tax recovery	13	(227)	(101)

Net and comprehensive income		$638	$1,110

Net income per share
Basic	17	$1.37	$2.51
Diluted	17	$1.36	$2.48
Weighted average shares outstanding (millions)
Basic	17	467.2	441.8
Diluted	17	467.4	451.6

See accompanying notes to the consolidated financial statements.

2011 ANNUAL FINANCIAL STATEMENTS 5

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	$0000.0	$0000.0	$0000.0
	Year ended December 31
(CAD millions)	Note	2011	2010
Operating activities
Net income		$638	$1,110
Depletion and depreciation		1,158	1,169
Gain on dispositions		(172)	(1,082)
Exploration and evaluation		15	1
Accretion		45	44
Deferred tax recovery		(227)	(101)
Share-based compensation		75	151
Unrealized risk management gain		(33)	(25)
Unrealized foreign exchange loss (gain)		38	(82)
Decommissioning expenditures		(81)	(53)
Change in non-cash working capital	18	(49)	85

		1,407	1,217

Investing activities
Capital expenditures		(1,846)	(1,187)
Acquisitions		(138)	(552)
Proceeds from dispositions		404	1,148
Business combinations		(166)	(85)
Change in non-cash working capital	18	113	155

		(1,633)	(521)

Financing activities
Increase (decrease) in bank loan		475	(1,101)
Proceeds from issuance of notes		212	460
Repayment of acquired credit facilities		(39)	(21)
Issue of equity		161	557
Dividends and distributions paid		(328)	(591)
Settlement of convertible debentures	9	(255)	—

		226	(696)

Change in cash		—	—
Cash, beginning of year		—	—

Cash, end of year		$—	$—

See accompanying notes to the consolidated financial statements.

2011 ANNUAL FINANCIAL STATEMENTS 6

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

	$00,000	$00,000	$00,000	$00,000	$00,000
(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2011		$9,170	$—	$(610)	$8,560
Elimination of deficit	14	(610)	—	610	—
Net and comprehensive income		—	—	638	638
Implementation of Option Plan and CSRIP	15	—	81	—	81
Share-based compensation	15	—	41	—	41
Issued on exercise of options and share rights	14	188	(27)	—	161
Issued to dividend reinvestment plan	14	92	—	—	92
Dividends declared		—	—	(506)	(506)

Balance at December 31, 2011		$8,840	$95	$132	$9,067

(CAD millions)	Note	Unitholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2010	24	$8,451	$—	$(1,034)	$7,417
Net and comprehensive income		—	—	1,110	1,110
Issued on exercise of trust unit rights	14	114	—	—	114
Issued to employee trust unit savings plan	14	42	—	—	42
Issued to distribution reinvestment plan	14	117	—	—	117
Issued to settle convertible debentures	14	18	—	—	18
Issued on trust unit placement	14	428	—	—	428
Distributions declared		—	—	(686)	(686)

Balance at December 31, 2010		$9,170	$—	$(610)	$8,560

See accompanying notes to the consolidated financial statements.

2011 ANNUAL FINANCIAL STATEMENTS 7

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 12)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The business of Penn West is to explore for, develop and hold interests in petroleum and natural gas properties directly and through investments in securities of subsidiaries holding interests in oil and natural gas properties or related production infrastructure. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

On January 1, 2011, Penn West completed its plan of arrangement and converted from an income trust to a conventional corporation now operating under the trade name of Penn West Exploration. The consolidated results in 2011 are under Penn West’s current structure as a conventional corporation and the comparative figures in 2010 were under Penn West’s former structure as an income trust.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As this is the Company’s first annual period reporting under IFRS, the guidelines under IFRS 1 “First-time Adoption of IFRS” have been applied as discussed in Note 24. Prior to 2011, Penn West prepared its audited annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 12.

The annual consolidated financial statements were approved for issuance by the Board of Directors on March 15, 2012.

b) Basis of Presentation

The annual consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

2011 ANNUAL FINANCIAL STATEMENTS 8

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

The following are the critical judgments that management has made in applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Penn West engages independent qualified reserve evaluators to audit or evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent certainty those quantities will or will not be exceeded. Penn West reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and hence the recorded amount of oil and gas assets.

Penn West cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

ii) Recoverability of asset carrying values

Penn West assesses its property, plant and equipment (“PP&E”) and goodwill for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on management’s best estimate of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

iii) Recoverability of exploration and evaluation assets

Exploration and Evaluation (“E&E”) assets are assessed for impairment by comparing the carrying amount to the recoverable amount. The assessment of the recoverable amount involves a number of assumptions, including the timing/likelihood/amount of commercial production, further resource assessment plans, and future revenue/costs expected from the asset, if any.

2011 ANNUAL FINANCIAL STATEMENTS 9

iv) Decommissioning liability

Penn West recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated future obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes or a Binomial Lattice option-pricing model, depending on the characteristics of the share-based payment. There are a number of estimates used in the calculation such as the expected future forfeiture rate, expected option life and the future price volatility of the underlying security which can vary from actual future events. The factors applied in the calculation are management’s best estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Penn West records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences, tax losses and other tax credits will reverse and the use of substantively enacted tax rates at the balance sheet date.

b) Business combinations

Penn West uses the acquisition method to account for business combinations. The net identifiable assets, liabilities and contingent assets and liabilities acquired in transactions which meet the definition of a business combination under IFRS are measured at their fair value at the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Penn West to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities which are recognized based on the nature of the related instrument.

Revisions may be made to the initial allocation of fair values acquired during the measurement period being one year after the close date of the acquisition.

c) Goodwill

Penn West recognizes goodwill on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets acquired and liabilities assumed of the acquired entity. Following initial recognition, goodwill is recognized at cost less any accumulated impairment losses.

Goodwill is not amortized and the carrying amount is assessed for impairment on an annual basis on December 31, or more frequently if circumstances arise that indicate impairment may have occurred. To test for impairment, goodwill is assessed at a consolidated level. If the recoverable amount is less than the carrying amount, an impairment loss is recorded and allocated to the carrying value of goodwill. Goodwill impairment losses are not reversed in subsequent periods.

2011 ANNUAL FINANCIAL STATEMENTS 10

d) Revenue

Penn West generally recognizes oil and natural gas revenue when title passes from Penn West to the purchaser or, in the case of services, as contracted services are performed.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas and natural gas liquids (prior to deduction of transportation costs) is recognized when all the following conditions have been satisfied:

•	Penn West has transferred the significant risks and rewards of ownership of the goods to the buyer;

•	Penn West retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the transaction will flow to Penn West; and

•	the costs incurred or to be incurred in respect of the transaction can be reliably measured.

e) Joint arrangements

The consolidated financial statements include Penn West’s share of these jointly controlled assets and liabilities and a proportionate share of the revenue, royalties and operating costs. A significant portion of Penn West’s exploration and development activities are conducted jointly with others and involve jointly controlled assets. Under such arrangements, Penn West has the exclusive rights to its proportionate interest in the assets and the economic benefits generated from the assets. Penn West’s share of jointly controlled assets and any liabilities incurred jointly with other parties are recognized in the consolidated financial statements to the extent of its proportionate interest. Income from the sale or use of Penn West’s interest in jointly controlled assets and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Penn West and the amounts can be reliably measured.

Penn West entered into the Peace River Oil Partnership on June 1, 2010. This arrangement is accounted for using the proportionate consolidation method with Penn West recognizing its 55 percent share of revenues, expenses, assets and liabilities. Please refer to Note 5 below.

f) Transportation expense

Transportation costs are paid by Penn West for the shipping of natural gas, crude oil and NGLs from the wellhead to the point of title transfer to buyers. These costs are recognized when services are received.

g) Foreign currency translation

Penn West’s and each of its subsidiaries’ functional currency is the Canadian dollar. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

2011 ANNUAL FINANCIAL STATEMENTS 11

h) E&E

i) Measurement and recognition

E&E assets are initially measured at cost. Items included in E&E primarily relate to exploratory drilling, geological & geophysical activities, acquisition of mineral rights and technical studies. These expenditures are classified as E&E assets until the technical feasibility and commercial viability of extracting oil and natural gas from the assets has been determined.

ii) Transfer to PP&E

E&E costs are transferred to PP&E when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no future plans for development activity in a field, the E&E assets are considered impaired and the amounts are charged to income as E&E expense.

iii) Pre-license costs

Pre-license expenditures incurred before Penn West has obtained the legal rights to explore for hydrocarbons in a specific area are expensed.

iv) Impairment

E&E assets are tested for impairment when facts or circumstances indicate that a possible impairment may exist and prior to their reclassification to PP&E.

i) PP&E

i) Measurement and recognition

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the item will flow to Penn West and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E, costs transferred from E&E and additions to the decommissioning liability.

Oil & Gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of a fixed asset includes costs incurred initially to acquire or construct the item and betterment costs.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Penn West includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values and the cost of E&E assets. Changes to reserve estimates are included in the depletion calculation prospectively.

Significant components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The Turnaround component has an estimated useful life of three to five years and the Corporate Asset component has an estimated useful life of 10 years.

2011 ANNUAL FINANCIAL STATEMENTS 12

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with our derecognition policies.

v) Impairment

Penn West reviews oil and gas properties for circumstances that indicate its assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Penn West completes an impairment test which compares the estimated recoverable amount to its carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or Cash Generating Unit’s (“CGU”) fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the asset or CGU is deemed to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the assets within the CGU. The impairment loss is recognized as an expense in income.

In assessing the value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value-in-use is computed as the present value of future cash flows expected to be derived from production of proved and probable reserves. Under the fair value less cost to sell method, various internal and external factors are used, which can include observable market conditions and transactions, to determine the recoverable amount.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset subsequently exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depreciated historical cost if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion and depreciation.

vi) Other Property, Plant and Equipment

Penn West’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

2011 ANNUAL FINANCIAL STATEMENTS 13

j) Share-based payments

The fair value of options granted under the Stock Option Plan (the “Option Plan”) is recognized as compensation expense with a corresponding increase to other reserves over the term of the options based on a graded vesting schedule. Penn West measures the fair value of options granted under the plan at the grant date using a Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

Effective January 1, 2011, Penn West revised its Trust Unit Rights Incentive Plan (“TURIP”), to become the Common Share Rights Incentive Plan (“CSRIP”), and implemented the Option Plan. Trust unit right holders under the former TURIP were given the choice to elect to receive one Restricted Option and one Restricted Right in exchange for one outstanding “in-the-money” trust unit right on the effective date. As option holders who made this election have the choice to settle the Restricted Right in cash or common shares upon exercise, the amount of the related obligation is classified as a liability. Both the Restricted Option and the Restricted Right are measured using a Black-Scholes option-pricing model and are expensed over the expected vesting period of the award.

Trust unit right holders who chose not to make the election or held trust unit rights that were “out-of-the-money” on the effective date received one common share right (“Share Rights”) in exchange for each trust unit right. Share Rights are measured using a Binomial Lattice option-pricing model on the date of issuance and are classified as equity awards. The fair value of the Share Rights is expensed over their expected vesting period.

Penn West has a Long-Term Retention and Incentive Plan (“LTRIP”). Compensation expense related to the plan is based on a fair value calculation on each reporting date using the awards outstanding and Penn West’s share price from the Toronto Stock Exchange (“TSX”) on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price results in increases and decreases, respectively, to the accrued obligation until settlement.

Penn West has a Deferred Share Unit Plan (“DSU”), which allows Penn West to grant DSUs in lieu of cash compensation to non-executive directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan.

k) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The fair value of future obligations for property abandonment and site restoration is recognized as a decommissioning liability on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

2011 ANNUAL FINANCIAL STATEMENTS 14

l) Leases

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership of the related asset to the lessee. Operating lease payments are expensed on a straight-line basis over the life of the lease.

m) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends are paid at the discretion of the Board of Directors and are deducted from retained earnings.

Preferred shares are classified as equity and may be issued in one or more series. Preferred shares of each series will rank on parity with the Preferred shares of other series with respect to accumulated dividends and return on capital. The Preferred shares take priority over the Common shares with respect to the payment of dividends or the distribution of assets, if required.

n) Earnings per share

Earnings per share is calculated by dividing net and comprehensive income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Penn West computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the pro forma exercise of in-the-money share options are used to purchase common shares at average market prices.

Penn West calculated the dilutive impact of the convertible debentures by assuming any outstanding debentures are converted at the later of the beginning of the period or the date of issue.

o) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the consolidated statement of income as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Penn West uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

p) Financial instruments

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Subsequent measurement and changes in fair value will depend on initial classification, as follows:

•

Fair value through profit or loss financial assets and liabilities and derivative instruments, classified as held for trading or designated as fair value through profit or loss, are measured at fair value and subsequent changes in fair value are recognized in income;

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market;

•

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in equity until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recognized in income;

2011 ANNUAL FINANCIAL STATEMENTS 15

•

Held to maturity financial assets and loans and receivables are initially measured at fair value with subsequent measurement at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset and allocates interest income or expense over the applicable period. The rate used discounts the estimated future cash flows over either the expected life of the financial asset or liability or a shorter time-frame if it is deemed appropriate; and

•	Other financial liabilities are initially measured at fair value with subsequent changes to fair value measured at amortized cost.

Penn West’s current classifications are as follows:

•	Cash and cash equivalents and accounts receivable are designated as loans and receivables;

•	Accounts payable and accrued liabilities, dividends payable, convertible debentures and long-term debt are designated as other financial liabilities; and

•	Risk management contracts are derivative financial instruments measured at fair value through profit or loss.

Penn West assesses each financial instrument, except those valued at fair value through profit or loss, for impairment at the reporting date and records the gain or loss in income during the period.

q) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

At December 31, 2011 Penn West had no material embedded derivatives.

r) Compound instruments

Components of compound instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the issue date, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability based on amortized cost until the instrument is converted or the instrument matures. The equity component is determined by deducting the liability component from the total fair value of the compound instrument and is recognized as equity, net of income tax effects, with no subsequent re-measurement.

At December 31, 2011, Penn West had no compound instruments outstanding.

2011 ANNUAL FINANCIAL STATEMENTS 16

s) Classification of debt or equity

Penn West classifies financial assets, financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial asset, financial liability or an equity instrument.

Penn West’s debt instruments currently have a requirement to deliver cash at the end of the term and are classified as liabilities.

In 2010, when Penn West was operating as a trust, its trust units were considered puttable financial instruments that met the criteria in IAS 32 “Financial Instruments: Presentation” and received equity classification.

t) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in PP&E. Injectant costs are depleted over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are expensed.

u) Comprehensive income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and consists of net income and other comprehensive income (“OCI”). OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with IFRS. Penn West has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

Future Accounting Pronouncements

In May 2011, the International Accounting Standards Board issued the following standards which are not yet effective:

IFRS 10 “Consolidated Financial Statements” outlines a new methodology to determine whether to consolidate an investee. This new standard becomes effective for annual periods beginning on or after January 1, 2013. Penn West believes the adoption of this standard will have no material impact on its financial statements.

IFRS 11 “Joint Arrangements” outlines the accounting treatment for joint arrangements, notably joint operations which will follow the proportionate consolidation method and joint ventures which will follow the equity accounting method. This new standard becomes effective for annual periods beginning on or after January 1, 2013 and will apply to Penn West’s interest in the Peace River Oil Partnership. Penn West currently believes that its interest in the Peace River Oil Partnership is appropriately classified as a joint operation; therefore, it will continue to proportionately consolidate its interest in the Partnership upon adoption of this standard.

IFRS 12 “Disclosure of Interests in Other Entities” outlines disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. These disclosure requirements are required for annual periods beginning on or after January 1, 2013. Penn West is currently assessing the impact of this standard.

IFRS 13 “Fair Value Measurement” defines fair value, provides guidance on measuring fair value and outlines disclosure requirements for fair value measurement. This standard applies when another IFRS standard requires fair value measurements or disclosures, with some exceptions including IFRS 2 “Share based payments” and IAS 17 “Leases”. This new standard is applicable for annual periods beginning on or after January 1, 2013. Penn West is currrently assessing the impact of this standard.

2011 ANNUAL FINANCIAL STATEMENTS 17

4. Working capital

	$00,000	$00,000
	As at December 31
	2011	2010
Components of accounts receivable
Trade	$130	$70
Accruals	356	316

	$486	$386

Components of other assets
Prepaid expenses	$63	$66
Other	41	21

	$104	$87

Components of accounts payable and accrued liabilities
Accounts payable	$296	$168
Royalty payable	91	70
Capital accrual	399	285
Operating accrual	161	165
Share-based compensation accrual	91	175
Other	70	47

	$1,108	$910

Accounts receivable

Penn West continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. Its receivables are primarily with customers in the oil and gas industry and are subject to normal industry credit risk. Receivables over 90 days are classified as past due and are assessed for collectability. If the amount is deemed to be uncollectible, it is expensed through income.

As at December 31, Penn West’s credit assessments indicated that no items are currently considered to be uncollectible. As at December 31, the following accounts receivable amounts were outstanding.

	$00,000	$00,000	$00,000	$00,000
	Current	30-90 days	90+ days	Total
2011	$411	$68	$7	$486
2010	$313	$55	$18	$386

5. Deferred funding assets

Peace River Oil Partnership

In 2010, Penn West entered a partnership agreement to develop oil assets in the Peace River area of Alberta. Pursuant to the agreement, Penn West contributed assets with a fair value of $1.8 billion in exchange for a 55 percent interest in the partnership. Penn West received cash consideration of $312 million upon closing and received an additional $505 million in future commitments from its partner to fund Penn West’s share of future capital and operating expenses in the Peace River Oil Partnership. As at December 31, 2011, approximately $421 million of deferred funding remained (2010 – $473 million).

2011 ANNUAL FINANCIAL STATEMENTS 18

Cordova Joint Venture

In 2010, Penn West entered into a joint venture agreement to develop its unconventional natural gas assets located in the Cordova Embayment and certain conventional assets located at its Wildboy play in northeastern British Columbia. Penn West sold a 50 percent interest in the assets for cash consideration of approximately $250 million upon closing and approximately $205 million in future commitments from its partner for Penn West’s share of future capital costs in the joint venture. As at December 31, 2011, approximately $175 million of deferred funding remained (2010 – $205 million).

6. Exploration and evaluation assets

	0000000000	0000000000
	Year ended December 31
	2011	2010
Balance, beginning of year	$128	$132
Capital expenditures	229	58
Joint venture, carried capital	92	—
Expense	(15)	(1)
Transfers to PP&E	(14)	—
Net dispositions	(2)	(61)

Balance, end of year	$418	$128

On December 31, 2011 and 2010 no impairment existed related to exploration and evaluation assets. Also, an impairment test was completed on amounts reclassified into PP&E at which time the estimated fair value exceeded the carrying amount, thus, no impairment was noted.

7. Property, plant and equipment

Cost

	$00,000	$00,000	$00,000	$00,000	$00,000
	Oil and gas assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2010	$13,186	$4,476	$10	$90	$17,762
Capital expenditures	838	279	—	12	1,129
Joint venture, carried capital	17	—	—	—	17
Acquisitions	442	110	—	—	552
Dispositions	(1,022)	(114)	—	—	(1,136)
Business combinations	139	—	—	—	139
Net decommissioning additions	73	18	—	—	91

Balance at December 31, 2010	$13,673	$4,769	$10	$102	$18,554
Capital expenditures	1,067	521	4	25	1,617
Joint venture, carried capital	15	—	—	—	15
Acquisitions	111	27	—	—	138
Dispositions	(337)	(38)	—	—	(375)
Transfers from E&E	11	3	—	—	14
Business combinations	286	—	—	—	286
Net decommissioning dispositions	(11)	(3)	—	—	(14)

Balance at December 31, 2011	$14,815	$5,279	$14	$127	$20,235

2011 ANNUAL FINANCIAL STATEMENTS 19

Accumulated depletion and depreciation

	$00,000	$00,000	$00,000	$00,000	$00,000
	Oil and gas assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2010	$4,890	$1,659	$7	$32	$6,588
Depletion and depreciation	896	185	2	6	1,089
Dispositions	(379)	(42)	—	—	(421)
Impairments	62	18	—	—	80

Balance at December 31, 2010	$5,469	$1,820	$9	$38	$7,336
Depletion and depreciation	969	190	1	8	1,168
Dispositions	(137)	(15)	—	—	(152)
Impairments	23	6	—	—	29
Impairment reversals	(31)	(8)	—	—	(39)

Balance at December 31, 2011	$6,293	$1,993	$10	$46	$8,342

Net book value

	$00,000	$00,000
	As at December 31
	2011	2010
Total	$11,893	$11,218

In addition to Penn West’s net share of capital overhead recoveries, capital additions included approximately $24 million of staff costs directly attributable to exploration and development activities (2010 – $24 million).

On December 31, 2011 and 2010, no impairment existed relating to the capitalized costs of oil and natural gas properties. In the first quarter of 2011, Penn West recorded an impairment reversal of $39 million (2010 – none) due to stronger economic factors resulting in higher forecast cash flows from certain properties in central Alberta. This reversed a portion of an $80 million impairment recorded in the second quarter of 2010 in the same area. In the second quarter of 2011, Penn West recorded a $29 million impairment in the same area due to weaker commodity prices. The impairment tests were completed using a pre-tax discount rate of 10 percent. Impairment reversals and losses have been included within depletion and depreciation.

The following table outlines benchmark prices used in the impairment test:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2012	$97.53	$3.32	1.00
2013	97.45	3.95	1.00
2014	96.00	4.36	1.00
2015	98.71	5.29	1.00
2016 – 2021	$103.71	$6.07	1.00
Thereafter (inflation percentage)	2%	2%	1.00

2011 ANNUAL FINANCIAL STATEMENTS 20

8. Goodwill

	Year ended December 31
	2011	2010
Balance, beginning and end of year	$2,020	$2,020

A goodwill impairment test was completed at December 31, 2011 and 2010 at which time the recoverable amount exceeded the net asset value, thus, no impairment was recorded. The key assumptions used in determining the recoverable amount include the future cash flows using proved plus probable reserves discounted at 10 percent, the forecasted commodity prices, future development costs and the future reserve values estimated by the independent reserve engineers.

9. Convertible debentures

Penn West’s outstanding balances and estimated fair values for the unsecured, subordinated convertible debentures were as follows:

	$00,000	$00,000
	As at December 31
	2011	2010
Total	$—	$255

Total fair value (1)	$—	$262

(1)	Based on quoted market value.

At December 31, 2011, Penn West had no unsecured, subordinated convertible debentures outstanding. During 2011, $248 million of convertible debentures matured and were settled in cash (2010 – nil), $7 million were redeemed and settled in cash (2010 – nil) and none matured and were settled in shares (2010 – $18 million).

	$00,000	$00,000	$00,000	$00,000
	PWT.DB.D –6.5%	PWT.DB.E –7.2%	PWT.DB.F –6.5%	Total
Balance, December 31, 2009	$18	$26	$229	$273
Matured (1)	(18)	—	—	(18)

Balance, December 31, 2010	$—	$26	$229	$255
Settled (2)	—	(2)	(5)	(7)
Matured (2)	—	(24)	(224)	(248)

Balance, December 31, 2011	$—	$—	$—	$—

(1)	Convertible debentures were settled in equity.
(2)	Convertible debentures were settled in cash.

2011 ANNUAL FINANCIAL STATEMENTS 21

10. Long-term debt

	$00,000	$00,000
	As at December 31
	2011	2010
Bankers’ acceptances and prime rate loans	$1,248	$773
U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	163	159
5.80%, US$155 million, maturing May 31, 2017	158	154
5.90%, US$140 million, maturing May 31, 2019	142	139
6.05%, US$20 million, maturing May 31, 2022	20	20
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	155	152
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	283	276
6.40%, US$49 million, maturing May 29, 2020	50	49
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	90	88
Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	51	50
8.89%, US$35 million, maturing May 5, 2016	36	35
9.32%, US$34 million, maturing May 5, 2019	35	34
8.89%, US$35 million, maturing May 5, 2019 (2)	36	35
9.15%, £20 million, maturing May 5, 2019 (3)	32	31
9.22%, €10 million, maturing May 5, 2019 (4)	13	13
7.58%, CAD$5 million, maturing May 5, 2014	5	5
Senior unsecured notes – 2010 Q1 Notes
4.53%, US$28 million, maturing March 16, 2015	28	27
4.88%, CAD$50 million, maturing March 16, 2015	50	50
5.29%, US$65 million, maturing March 16, 2017	66	64
5.85%, US$112 million, maturing March 16, 2020	114	112
5.95%, US$25 million, maturing March 16, 2022	25	25
6.10%, US$20 million, maturing March 16, 2025	20	20
Senior unsecured notes – 2010 Q4 Notes
4.44%, CAD$10 million, maturing December 2, 2015	10	10
4.17%, US$18 million, maturing December 2, 2017	18	18
5.38%, CAD$50 million, maturing December 2, 2020	50	50
4.88%, US$84 million, maturing December 2, 2020	86	49
4.98%, US$18 million, maturing December 2, 2022	18	18
5.23%, US$50 million, maturing December 2, 2025	51	10
Senior unsecured notes – 2011 Q4 Notes
3.64%, US$25 million, maturing November 30, 2016	25	—
4.23%, US$12 million, maturing November 30, 2018	12	—
4.63%, CAD$30 million, maturing November 30, 2018	30	—
4.79%, US$68 million, maturing November 30, 2021	69	—

Total long-term debt	$3,219	$2,496

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, beginning in 2013, over the remaining seven years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

2011 ANNUAL FINANCIAL STATEMENTS 22

The Company has a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $2.75 billion. The facility expires on June 26, 2015 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2011, the Company had approximately $1.5 billion of unused credit capacity available.

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term, floating interest rate debt instruments. The weighted average interest rate at December 31, 2011 on long-term debt was 5.9 percent (2010 – 5.7 percent). As at December 31, 2011, 19 percent (2010 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $3 million were outstanding on December 31, 2011 (2010 – $2 million) that reduce the amount otherwise available to be drawn on the syndicated facility.

Financing costs, including interest expense on the syndicated bank facility, the senior unsecured notes and the convertible debentures, were $190 million for 2011 (2010 – $174 million). Also included in financing costs are realized losses on interest rate swaps of $12 million for 2011 (2010 – $21 million).

The estimated fair values of the principal and interest obligations of the outstanding unsecured notes were as follows:

	$00,000	$00,000
	As at December 31
	2011	2010
2007 Notes	$535	$500
2008 Notes	584	557
UK Notes	89	87
2009 Notes	242	239
2010 Q1 Notes	334	309
2010 Q4 Notes	239	151
2011 Notes	139	—

Total	$2,162	$1,843

11. Decommissioning liability

The total decommissioning liability is based upon the present value of Penn West’s net share of estimated future costs of obligations to abandon and reclaim all wells, facilities and pipelines. The estimates were made by management using external consultants assuming current costs, technology and enacted legislation.

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (2010—2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2010—7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future with a weighted average life of 35 years. Future cash flows from operating activities are expected to fund the obligations.

2011 ANNUAL FINANCIAL STATEMENTS 23

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2011	2010
Balance, beginning of year	$648	$562
Net liabilities incurred (disposed) during the period (1)	(19)	54
Increase in liability due to change in estimate	12	37
Liabilities settled during the period	(81)	(53)
Liabilities acquired during the period	2	4
Accretion charges	45	44

Balance, end of year	$607	$648

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

12. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities, convertible debentures and long-term debt. Except for the senior, unsecured notes described in Note 10 and the convertible debentures described in Note 9, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at December 2011 and 2010, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

A comparison of the carrying value to the fair value of the financial instruments included in the balance sheet was as follows:

	$00,000	$00,000	$00,000	$00,000	$00,000
		Carrying value		Fair value
	Classification	2011	2010	2011	2010
Accounts receivable	Loans and receivables	$486	$386	$486	$386
Derivative financial assets	FV through profit/loss	67	26	67	26
Derivative financial liabilities	FV through profit/loss	160	152	160	152
Accounts payable and accrued liabilities	Financial liabilities	1,108	910	1,108	910
Distributions payable	Financial liabilities	127	41	127	41
Convertible debentures	Financial liabilities	—	255	—	262
Bankers’ acceptances and prime rate loans	Financial liabilities	1,248	773	1,248	773
Senior notes (1)	Financial liabilities	$1,971	$1,723	$2,162	$1,843

(1)	Calculated as the present value of the interest and principal payments at December 31, 2011.

2011 ANNUAL FINANCIAL STATEMENTS 24

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2011	2010
Balance, beginning of year	$(126)	$(151)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	8	23
Electricity swaps	35	8
Interest rate swaps	(8)	(3)
Foreign exchange forwards	(4)	16
Cross currency swaps	2	(19)

Total fair value, end of year	$(93)	$(126)

Total fair value consists of the following:
Fair value, end of year—current asset portion	$39	$23
Fair value, end of year—current liability portion	(114)	(85)
Fair value, end of year—non-current asset portion	28	3
Fair value, end of year—non-current liability portion	(46)	(67)

Total fair value, end of year	$(93)	$(126)

Based on December 31, 2011 pricing, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $24 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $2 million.

The following table reconciles the changes in the fair value of financial instruments including the realized components (settlements in cash) in the period:

	Year ended December 31
Risk management asset (liability)	2011	2010
Balance, beginning of year	$(126)	$(151)
Realized loss—commodity contracts	(63)	20
Unrealized gain—commodity contracts	71	3
Realized loss—other	1	35
Unrealized gain (loss)—other	24	(33)

Total fair value, end of year	$(93)	$(126)

2011 ANNUAL FINANCIAL STATEMENTS 25

Penn West had the following financial instruments outstanding as at December 31, 2011. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	60,000 bbls/d	Jan/12 – Dec/12	US$85.53 to $101.16/bbl	$(103)
WTI Collars	5,000 bbls/d	Jan/13 – Dec/13	US$90.00 to $100.00/bbl	(1)

Natural gas
AECO Forwards (1)	52,730 GJ/d	Jan/12 – Dec/12	$4.08/GJ	25

Electricity swaps
Alberta Power Pool	45 MW	Jan/12 – Dec/12	$53.02/MWh	7
Alberta Power Pool	30 MW	Jan/12 – Dec/13	$54.60/MWh	10
Alberta Power Pool	20 MW	Jan/13 – Dec/13	$56.10/MWh	2
Alberta Power Pool	50 MW	Jan/14 – Dec/14	$58.50/MWh	1

Interest rate swaps	$650	Jan/12 – Jan/14	2.65%	(22)

Foreign exchange forwards on revenues
12-month initial term	US$1,872	Jan/12 – Dec/12	1.022 CAD/USD	2

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	20

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(26)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(5)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(3)

Total				$(93)

(1)	The forward contracts total approximately 50,000 mcf per day with an average price of $4.30 per mcf.

A realized gain of $11 million (2010 – $14 million loss) on electricity contracts has been included in operating costs for 2011.

Subsequent to December 31, 2011, Penn West entered into additional crude oil collars on 30,000 barrels per day in 2013 between US$94.17 and US$109.23 per barrel.

2011 ANNUAL FINANCIAL STATEMENTS 26

Business Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, world supply and demand fundamentals and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Penn West’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Hedging limits included in Penn West’s policies may be exceeded with specific approval from the Board of Directors.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to US dollars, thus Penn West’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments. At December 31, 2011, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Sell US$1,872	December 2012	1.02182 CAD/USD
Buy US$20	2014	0.99885 CAD/USD
Buy US$76	2015	1.00705 CAD/USD
Buy US$74	2016	0.99838 CAD/USD
Buy US$104	2017	0.99895 CAD/USD
Buy US$113	2018	0.99885 CAD/USD
Buy US$100	2019	0.99386 CAD/USD
Buy US$134	2020	0.99885 CAD/USD
Buy US$20	2022	0.98740 CAD/USD

At December 31, 2011, Penn West had US dollar denominated debt with a face value of US$1.0 billion (2010—US$1.2 billion) on which the repayment of the principal amount in Canadian dollars was not fixed.

2011 ANNUAL FINANCIAL STATEMENTS 27

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Penn West is the operator. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of the banking syndicate or other counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at December 31, 2011, the maximum exposure to credit risk was $486 million (2010—$386 million) being the carrying value of the accounts receivable.

Interest Rate Risk

A portion of the Company’s debt capital is held in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which remain at lower levels than longer-term rates. From time to time, Penn West may increase the certainty of its future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2011, 19 percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2010 – none).

As at December 31, 2011, a total of $2.0 billion (2010—$1.7 billion) of fixed interest rate debt instruments was outstanding with an average remaining term of 6.5 years (2010 – 7.2 years) and an average interest rate of 5.9 percent (2010 – 5.7 percent), including the effects of interest rate swaps.

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, dividend and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at December 31, 2011:

	$00,000	$00,000	$00,000	$00,000	$00,000	$00,000
	2012	2013	2014	2015	2016	Thereafter
Bank debt	$—	$—	$—	$1,248	$—	$—
Senior unsecured notes	—	5	61	256	221	1,428
Accounts payable and accrued liabilities	1,017	—	—	—	—	—
Dividends payable	127	—	—	—	—	—
Share-based compensation accrual	91	9	—	—	—	—

Total	$1,235	$14	$61	$1,504	$221	$1,428

2011 ANNUAL FINANCIAL STATEMENTS 28

13. Income taxes

The provision for income taxes is as follows:

	$00,000	$00,000
	Year ended December 31
Deferred tax expense (recovery)	2011	2010
Changes in temporary differences	$89	$(96)
Changes in tax rates and laws	(316)	(5)

Deferred tax recovery	$(227)	$(101)

On January 1, 2011, Penn West recorded a $304 million recovery related to a change in tax rates on conversion from an income trust to a corporation. On the conversion to a corporation, deferred income tax assets and liabilities were re-measured at the applicable corporate income tax rate of approximately 26 percent. Under the trust structure, Penn West was required to provide for deferred tax on timing differences at the trust level at rates of approximately 39 percent, representing the rate applicable to undistributed earnings of the trust. In addition, Penn West included a net tax recovery of $45 million related to amendments and exchanges of share-based instruments under Penn West’s equity-based compensation plans that occurred on January 1, 2011.

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	$00,000	$00,000
	Year ended December 31
	2011	2010
Income before taxes	$411	$1,009
Combined statutory tax rate	26.9%	39.0%
Computed income tax expense	$111	$394
Increase (decrease) resulting from:
Effective rate change from SIFT temporary differences	(304)	—
Share-based compensation	(20)	43
Unrealized foreign exchange	5	(12)
Adjustment for previously enacted tax rates	(5)	(133)
Net income attributable to the trust	—	(246)
Tax basis retained on restructuring	—	(135)
Other	(14)	(12)

Deferred tax recovery	$(227)	$(101)

Other includes the impact of true-ups to tax filings, prior year assessments received in the current year and revisions of previous estimates.

The tax rate declined from the prior year as a result of previously enacted reductions in federal corporate income tax rates and conversion from a trust to a corporate structure.

Penn West has income tax filings that are subject to audit by taxation authorities which may impact its deferred tax liability. Penn West does not anticipate adjustments arising from these audits and believes it has adequately provided for income taxes based on available information.

2011 ANNUAL FINANCIAL STATEMENTS 29

The net deferred income tax liability is comprised of the following:

	$00,000	$00,000	$00,000	$00,000	$00,000
	Balance January 1, 2010	Provision (Recovery) in Income	Provision (Recovery) in Equity	Provision (Recovery) in Business Combinations	Balance December 31, 2010
Deferred tax liabilities
PP&E	$2,259	$(4)	$(4)	$28	$2,279
Deferred tax assets
Risk management	(41)	9	—	—	(32)
Decommissioning liability	(144)	(20)	—	(1)	(165)
Non-capital losses	(544)	(86)	—	—	(630)

Net deferred tax liability	$1,530	$(101)	$(4)	$27	$1,452

	$00,000	$00,000	$00,000	$00,000	$00,000
	Balance January 1, 2011	Provision (Recovery) in Income	Provision (Recovery) in Equity	Provision (Recovery) in Business Combinations	Balance December 31, 2011
Deferred tax liabilities
PP&E	$2,279	$(84)	$—	$61	$2,256
Deferred tax assets
Risk management	(32)	6	—	—	(26)
Decommissioning liability	(165)	—	—	1	(164)
Stock-based compensation	—	(26)	—	—	(26)
Non-capital losses	(630)	(123)	—	—	(753)

Net deferred tax liability	$1,452	$(227)	$—	$62	$1,287

At December 31, 2011, the net deferred tax liability consisted of a $16 million (2010 – $17 million) deferred tax asset and a $1,303 million (2010 – $1,469 million) deferred tax liability.

2011 ANNUAL FINANCIAL STATEMENTS 30

14. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 Preferred Shares issuable in one or more series.

Penn West has a Dividend Reinvestment and Optional Share Purchase Plan (the “DRIP”) that provides eligible shareholders the opportunity to reinvest quarterly cash dividends into additional common shares at a potential discount. Common shares are issued from Treasury at 95 percent of the 10-day volume-weighted average market price when available. When common shares are not available from Treasury they are acquired in the open market at prevailing market prices.

Eligible shareholders who participate in the DRIP may also purchase additional common shares, subject to a quarterly maximum of $15,000 and a minimum of $500. Optional cash purchase common shares are acquired in the open market at prevailing market prices or issued from Treasury, without a discount at the 10-day volume-weighted average market price.

b) Issued

Shareholders’ capital/ Unitholders’ capital	Common Shares/Trust Units	Amount
Balance, December 31, 2009	421,638,737	$8,451
Issued on exercise of trust unit rights (1)	5,530,841	114
Issued to employee trust unit savings plan	2,025,699	42
Issued to distribution reinvestment plan	6,040,183	117
Issued to settle convertible debentures	922,580	18
Issued on trust unit offering (net of issue costs/tax)	23,524,209	428

Balance, December 31, 2010	459,682,249	$9,170

Cancellation of trust units on January 1, 2011	(459,682,249)	(9,170)
Issuance of shares on January 1, 2011	459,682,249	9,170
Elimination of deficit	—	(610)
Issued on exercise of restricted options (1)	6,955,666	188
Issued to dividend reinvestment plan	4,734,815	92

Balance, December 31, 2011	471,372,730	$8,840

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount are 88,629 shares issued from Treasury as a result of individuals settling their restricted rights in common shares.

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million as at December 31, 2010 was eliminated against share capital on January 1, 2011.

	Year ended December 31
Other Reserves	2011	2010
Balance, beginning of year	$—	$—
Set-up of Option Plan and CSRIP	81	—
Share-based compensation expense	41	—
Net benefit on options exercised (1)	(27)	—

Balance, end of year	$95	$—

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

2011 ANNUAL FINANCIAL STATEMENTS 31

Preferred Shares

No Preferred Shares were issued or outstanding.

15. Share-based compensation

Stock Option Plan (the “Option Plan”)

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan was effective on January 1, 2011, the date of conversion to a corporation. Prior to 2011, options holders held trust unit rights under the Trust Unit Rights Incentive Plan (“TURIP”).

To date, no options have been granted to other service providers. The number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Year ended December 31, 2011
Options	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	—	$—
Granted	8,531,536	25.84
Forfeited	(611,936)	27.34

Outstanding, end of year	7,919,600	$25.73

Exercisable, end of year	—	$—

	$0,000,000	$0,000,000	$0,000,000	$0,000,000	$0,000,000
	Options Outstanding			Options Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$14.00—$18.99	747,700	$16.34	5.0	—	$—
$19.00—$23.99	682,710	19.91	4.9	—	—
$24.00—$28.99	6,489,190	27.42	4.3	—	—

	7,919,600	$25.73	4.4	—	$—

Common Share Rights Incentive Plan (“CSRIP”)

Restricted Options and Restricted Rights

Prior to 2011, option holders held trust unit rights under the TURIP. On the effective date of conversion to a corporation, pursuant to the Plan of Arrangement, holders of trust unit rights could elect to exchange one outstanding “in-the-money” trust unit right for one Restricted Option and one Restricted Right. The Restricted Option and the Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash. Restricted Options and Restricted Rights vest between a three and five-year period and expire four to six years after the date of the grant. Subsequent to January 1, 2011 only stock options will be granted under the Option Plan.

2011 ANNUAL FINANCIAL STATEMENTS 32

	Year ended December 31, 2011
Restricted Options	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of year	—	$—
Exchange of TURIP	27,586,712	23.84
Exercised (1)	(6,188,414)	23.84
Forfeited	(4,288,105)	23.84

Outstanding, end of year	17,110,193	$23.84

Exercisable, end of year	10,171,239	$23.84

(1)	The weighted average share price on restricted options exercised in 2011 was $26.20 per share.

	Year ended December 31, 2011
Restricted Rights	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of year	—	$—
Exchange of TURIP	27,586,712	16.11
Exercised (1)	(9,061,792)	15.13
Forfeited	(1,414,727)	16.45

Outstanding, end of year (2)	17,110,193	$15.15

Exercisable, end of year	10,171,239	$15.10

(1)	The weighted average share price on restricted rights exercised in 2011 was $22.38 per share.
(2)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

2011 ANNUAL FINANCIAL STATEMENTS 33

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature. At December 31, 2011, $82 million was classified as a current liability (2010 – nil) included in accounts payable and accrued liabilities and $2 million was classified as a non-current liability (2010 – nil) included in other non-current liabilities.

	Restricted Rights Outstanding			Restricted Rights Exercisable
Range of Adjusted Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years) (2)	Number Exercisable	Weighted Average Exercise Price (1)
$9.00—$14.99	5,725,143	$8.52	1.5	3,313,346	$8.50
$15.00—$20.99	4,530,003	17.57	2.2	1,680,788	16.83
$21.00—$26.99	6,129,291	18.79	1.2	4,471,299	18.32
$27.00—$32.99	335,906	21.80	0.6	335,906	21.80
$33.00—$38.99	389,850	21.36	1.0	369,900	21.28

	17,110,193	$15.15	1.5	10,171,239	$15.10

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.
(2)	Rights granted under the plan prior to November 13, 2006 expire after 6 years, rights granted after this date expired after 4 years.

Share Rights

On the date of the conversion to a corporation, trust unit right holders who did not elect to exchange their trust unit rights for a Restricted Option and Restricted Right, as described above, or who held “out-of-the-money” trust unit rights were issued Share Rights under the CSRIP in exchange for their trust unit rights. Share Rights were issued with the same or similar features to trust unit rights including vesting terms, grant prices and the reduction of the exercise price for dividends paid in certain circumstances. Share Rights vest between a three and five-year period and expire four to six years after the date of the grant. No new Share Rights will be granted after January 1, 2011.

	Year ended December 31, 2011
Share Rights	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of year	—	$—
Exchange of TURIP	3,778,766	22.46
Exercised (1)	(678,623)	15.15
Forfeited	(551,031)	22.21

Outstanding, end of year (2)	2,549,112	$23.13

Exercisable, end of year	2,325,725	$24.14

(1)	The weighted average share price on share rights exercised in 2011 was $24.82 per share.
(2)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

2011 ANNUAL FINANCIAL STATEMENTS 34

	$0,000,000	$0,000,000	$0,000,000	$0,000,000	$0,000,000
	CSRIP Outstanding			CSRIP Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years) (2)	Number Exercisable	Weighted Average Exercise Price (1)
$9.00—$15.99	230,622	$8.23	1.5	112,181	$8.46
$16.00—$22.99	159,458	17.10	2.1	57,712	16.04
$23.00—$29.99	420,325	21.67	0.6	420,325	21.67
$30.00—$36.99	916,357	25.75	0.6	913,157	25.76
$37.00—$44.32	822,350	26.29	0.6	822,350	26.29

	2,549,112	$23.13	0.8	2,325,725	$24.14

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.
(2)	Rights granted under the plan prior to November 13, 2006 expire after 6 years, rights granted after this date expire after 4 years.

TURIP

Prior to conversion to a corporation on January 1, 2011, Penn West had a trust unit rights incentive plan that allowed Penn West to issue trust unit rights to directors, officers, employees and other service providers. Upon conversion, all trust unit rights were exchanged for either a Restricted Option with a Restricted Right or a Share Right.

	Year ended December 31
	2011		2010
TURIP	Number of Unit Rights	Weighted Average Exercise Price	Number of Unit Rights	Weighted Average Exercise Price
Outstanding, beginning of year	31,365,478	$16.88	31,816,158	$17.65
Granted	—	—	7,689,930	19.90
Exercised	—	—	(5,530,841)	16.38
Forfeited	—	—	(2,609,769)	18.22
Exchange for Restricted Options/ Rights	(27,586,712)	16.11	—	—
Exchange for Share Rights	(3,778,766)	22.46	—	—

Outstanding, end of year (1)	—	$—	31,365,478	$16.88

Exercisable, end of year	—	$—	13,895,742	$17.52

(1)	Weighted average price included reductions of the exercise price for distributions paid.

Prior to the conversion to a corporation, the fair value of the TURIP obligation was classified as a current liability of $171 million included in accounts payable and accrued liabilities and a non-current liability of $25 million was included in other non-current liabilities at December 31, 2010.

2011 ANNUAL FINANCIAL STATEMENTS 35

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration based on Penn West’s share price. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. The cash consideration paid will vary depending upon the performance of the Penn West share price on the TSX. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

	Year ended December 31
LTRIP awards (number of shares equivalent)	2011	2010
Outstanding, beginning of year	700,669	—
Granted	1,076,556	740,985
Vested and paid	(224,050)	—
Forfeited	(141,499)	(40,316)

Outstanding, end of year	1,411,676	700,669

At December 31, 2011, LTRIP obligations of $9 million were classified as a current liability (2010—$4 million) included in accounts payable and accrued liabilities and $7 million were classified as a non-current liability (2010—$4 million) included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP, amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the Restricted Rights and LTRIP is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Year ended December 31
	2011	2010
Options	$18	$—
Restricted Options	22	—
Restricted Rights	(29)	—
Share Rights	1	—
LTRIP	14	8
TURIP	—	151
Expiry of TURIP on January 1, 2011	(196)	—
Share Rights at January 1, 2011	16	—
Restricted Options on January 1, 2011	65	—
Restricted Rights liability on January 1, 2011	173	—

Share-based compensation	$84	$159

The share price used in the fair value calculation of the LTRIP obligation and Restricted Rights obligation at December 31, 2011 was $20.19 (2010 – $23.84).

On January 1, 2011, the TURIP liability was removed and a liability was recorded to reflect the Restricted Rights. Additionally, the fair values to reflect the initiation of the Restricted Options and the Shares Rights were recorded in other reserves.

2011 ANNUAL FINANCIAL STATEMENTS 36

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2011 under the Option Plan with the following fair value per option and weighted average assumptions:

	Year ended December 31
	2011 (1)	2010 (2)
Average fair value of options granted (per share)	$6.26	$5.08
Expected life of restricted options (years)	4.0	3.0
Expected volatility (average)	29.9%	32.2%
Risk-free rate of return (average)	1.9%	2.3%
Dividend yield	5.3%	6.8%

(1)	In 2011, assumptions relate to the Option Plan.
(2)	In 2010, assumptions relate to the TURIP. Trust unit rights fair value was determined using a Binomial Lattice option-pricing model.

The expected volatility of the trust unit rights was based on the historical unit price volatility of Penn West. The expected life of the trust unit rights was based on expected exercise patterns and the forfeiture rate was based on historical employee forfeiture patterns.

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

DSU plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash compensation to non-executive directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At December 31, 2011, 14,390 DSUs were outstanding (2010 – nil).

16. Dividends

Dividends are paid quarterly at the discretion of the Board of Directors and are deducted from retained earnings.

In 2011, Penn West paid dividends of $420 million or $0.90 per share (2010 – distributions of $708 million or $1.62 per unit).

On January 13, 2012, Penn West paid its fourth quarter dividend of $0.27 per share totalling $127 million. On February 15, 2012, Penn West declared its first quarter 2012 dividend of $0.27 per share to be paid on April 13, 2012 to shareholders of record on March 30, 2012.

2011 ANNUAL FINANCIAL STATEMENTS 37

17. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
(millions)	2011	2010
Net income	$638	$1,110
Interest on potentially dilutive convertible debentures	—	10

Diluted net income	$638	$1,120

The weighted average number of shares used to calculate per share amounts are as follows:

	Year ended December 31
	2011	2010
Basic	467,186,047	441,813,114
Diluted Impact – Options/ Trust Unit Rights	260,241	5,390,821
Diluted Impact – Convertible debentures	—	4,441,589

Diluted	467,446,288	451,645,524

For 2011, 26.2 million shares (2010 – 11.5 million) that would be issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive. In 2010, 0.3 million shares that would be issued on the conversion of the convertible debentures were excluded as they were considered anti-dilutive.

18. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2011	2010
Accounts receivable	$(95)	$(15)
Other current assets	(17)	14
Deferred funding obligation	(25)	15
Accounts payable and accrued liabilities	201	226

	$64	$240

Operating activities	$(49)	$85
Investing activities	113	155

	$64	$240

Interest paid	$189	$147
Income taxes recovered	$—	$(1)

2011 ANNUAL FINANCIAL STATEMENTS 38

19. Business combinations

Spartan Exploration Ltd. (“Spartan”) Acquisition

On June 1, 2011, Penn West closed the acquisition of Spartan, a publicly traded oil and gas exploration company. The total cost was $166 million with $286 million recorded to property, plant and equipment.

Sifton Energy Inc. (“Sifton”) Acquisition

On December 22, 2010, Penn West closed the acquisition of Sifton, a private oil and gas exploration company. The total acquisition cost was approximately $108 million, which included the assumption of approximately $23 million of debt and working capital.

Penn West accounted for the Spartan and Sifton acquisitions as business combinations. The consolidated financial statements of Penn West include the results of operations of Spartan from the closing date of June 1, 2011 and Sifton from the closing date of December 22, 2010. If the Spartan acquisition had occurred on January 1, 2011, and the Sifton acquisition had occurred on January 1, 2010, Penn West would have realized the following pro forma results for the years ended:

	Year ended December 31
	2011	2010
Revenue ($CAD millions)	$3,029	$2,527
Net income ($CAD millions)	$641	$1,105

20. Capital management

Penn West manages its capital to provide a flexible structure to support capital programs, dividend policies, production maintenance and other operational strategies. Maintaining a strong financial position enables the capture of business opportunities and supports Penn West’s business strategy of providing shareholder return through a combination of organic growth and yield.

Shareholders’ equity, long-term debt and convertible debentures are defined as capital by Penn West. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior unsecured notes.

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors. Currently dividends are paid quarterly at the discretion of Penn West’s Board of Directors.

The Company is subject to certain quarterly financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at December 31, 2011, the Company was in compliance with all of its financial covenants.

2011 ANNUAL FINANCIAL STATEMENTS 39

	$00,000	$00,000
	Year ended December 31
(millions, except ratio amounts)	2011	2010 (1,8,9,10,11)
Components of capital
Shareholders’ equity	$9,067	$8,560
Long-term debt	3,219	2,496
Convertible debentures	$—	$255

Ratios
Senior debt to EBITDA (2)	1.9	1.8
Total debt to EBITDA (3)	1.9	1.9
Senior debt to capitalization (4)	26%	23%
Total debt to capitalization (5)	26%	23%
Total debt to capitalization (5)	26%	25%
Priority debt to consolidated tangible assets (6)	—	—

EBITDA (7)	$1,736	$1,359
Credit facility debt and senior notes	$3,219	$2,496
Letters of credit	3	2

Total senior debt	3,222	2,498
Convertible debentures	—	26

Total debt	3,222	2,524
Convertible debentures	—	229

Total debt	3,222	2,753
Total shareholders’ equity	9,067	—
Total unitholders’ equity	—	8,560

Total capitalization	$12,289	$11,313

(1)	2010 ratios have been disclosed under previous GAAP, as filed in the prior year under the terms of our bank facility and senior unsecured notes.
(2)	Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
(3)	Less than 4:1.
(4)	Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
(5)	Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
(6)	Priority debt not to exceed 15% of consolidated tangible assets.
(7)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management and impairment provisions are excluded.
(8)	Convertible debentures not meeting the requirements for equity classification under lending agreements.
(9)	Convertible debentures not meeting the requirements for equity classification under the 2007 Notes.
(10)	Total debt as defined in the 2008 Notes, UK Notes, 2009 Notes, 2010 Q1 Notes, 2010 Q4 Notes and the syndicated bank facility agreements, which includes convertible debentures that do not meet the requirement for equity classification in these agreements.
(11)	Total debt as defined in the 2007 Notes agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

2011 ANNUAL FINANCIAL STATEMENTS 40

21. Commitments and contingencies

Penn West is committed to certain payments over the next five calendar years as follows:

	$00,000	$00,000	$00,000	$00,000	$00,000	$00,000
(millions)	2012	2013	2014	2015	2016	Thereafter
Long-term debt	$—	$5	$61	$1,504	$221	$1,428
Transportation	23	19	12	8	3	—
Transportation ($US)	4	4	37	37	33	231
Power infrastructure	32	15	15	15	15	14
Drilling rigs	26	26	22	16	10	2
Purchase obligations (1)	13	13	11	10	2	5
Interest obligations	161	161	158	127	93	216
Office lease (2)	68	66	60	60	59	479
Decommissioning liability (3)	$70	$67	$64	$61	$58	$287

(1)	These amounts represent estimated commitments of $40 million for CO2 purchases and $14 million for processing fees related to our interests in the Weyburn Unit.
(2)	The future office lease commitments above will be reduced by sublease recoveries totalling $434 million. For 2011, lease cost, net of recoveries totalled $38 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Penn West’s syndicated credit facility is due for renewal on June 26, 2015. If Penn West is not successful in renewing or replacing the facility, it could enter other loans including term bank loans or be required to repay all amounts then outstanding on the facility. In addition, Penn West has an aggregate of $2.0 billion in senior notes maturing between 2014 and 2025. Penn West continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

Penn West’s other commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline usage.

•	Power infrastructure commitments pertain to electricity contracts.

•	Drilling rigs are contracts held with service companies ensuring Penn West has the access to specific drilling rigs at the required times.

•	Purchase obligations relate to Penn West’s commitments for CO2 purchases and processing fees related to interests at Penn West’s Weyburn CO2 miscible flood property in S.E. Saskatchewan.

•	Interest obligations are the estimated future interest payments related to Penn West’s debt instruments that are currently outstanding.

•	Office leases pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize Penn West’s net exposure under the leases.

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

22. Related-party transactions

Operating entities

The financial statements include the results of Penn West Petroleum Ltd. and its wholly-owned subsidiaries, notably the Penn West Petroleum Partnership. Transactions and balances between Penn West Petroleum Ltd. and all of its subsidiaries are eliminated upon consolidation.

2011 ANNUAL FINANCIAL STATEMENTS 41

Related party transactions

During 2011, Penn West incurred $1 million (2010 – $2 million) of legal fees in the normal course of business from a law firm of which a partner is also a director of Penn West.

Compensation of key management personnel

Key management personnel include the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, the Executive/ Senior Vice-Presidents and the Board of Directors. The Human Resources & Compensation Committee makes recommendations regarding and the Board of Directors determines the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are recommended by the Corporate Governance committee of the Board. The remuneration of the directors and key management personnel of Penn West during the year is below.

	Year-ended December 31
	2011	2010
Salary and employee benefits	$9	$7
Share-based payments (1)	11	25

	$20	$32

(1)	Includes changes in value on Restricted rights and non-cash charges related to the Option Plan, CSRIP, DSU and TURIP for key management personnel.

23. Supplemental Items

In Penn West’s financial statements, items are primarily disclosed by nature except for employee compensation costs which are included in both operating and general and administrative expenses. For 2011, employee compensation costs of $127 million (2010—$124 million) were included in operating costs and $129 million (2010—$112 million) were included in general and administrative expenses.

24. Transition to IFRS

Penn West’s accounting policies under IFRS, as described in Note 3, differ from those followed under previous GAAP. These accounting policies have been applied for the year ended December 31, 2011 as well as the comparative information on the January 1, 2010 (the “transition date”) opening balance sheet and the comparative information for the year ended December 31, 2010.

The adjustments arising from the application of IFRS to balance sheet account balances on January 1, 2010, the effective date of transition, and on transactions prior to that date were recognized as an adjustment to opening retained earnings or, as appropriate, another category of equity or an adjustment to another balance sheet account.

On the transition date, Penn West elected to apply IFRS 1, which included the following:

i) Business combinations

For business combinations completed before the transition date, Penn West elected not to adopt IFRS 3 “Business Combinations” retrospectively. Accordingly, the fair value of assets and liabilities on business combinations prior to the transition date remain at the amounts determined under previous GAAP.

Goodwill was required to be valued at its carrying amount on the transition date and subject to a goodwill impairment test on that date, regardless of whether there was an indication of impairment. There was no impairments calculated from the impairment test on the transition date.

ii) PP&E

Penn West recognized PP&E in the opening IFRS balance sheet applying the amendment to IFRS 1 “Additional exemptions for first-time adopters”. The recorded amount of oil and gas assets, at the date of transition, was deemed to be equal to the historical cost of oil and gas assets under previous GAAP, except for Corporate Assets and E&E assets.

2011 ANNUAL FINANCIAL STATEMENTS 42

The cost of oil and gas assets was allocated between CGUs based on total proved plus probable reserve values and the fair value of certain assets on January 1, 2010. Additionally, oil and gas assets were tested for impairment on the transition date, a requirement when applying the “Deemed Cost” exemption under IFRS 1, and no impairments were indicated. The cost of corporate assets was determined in a similar manner as oil and gas assets.

iii) Share based payment transactions

Penn West granted equity instruments prior to the transition date that fall within the scope of IFRS 2 “Share based payments”. Under IFRS 1, Penn West had the option to apply IFRS 2 to only non-vested options on the transition date, however, did not apply this exemption.

iv) Decommissioning liabilities

Application of the “Deemed Cost” exemption on January 1, 2010 required that changes to decommissioning liabilities on the transition date be recorded to retained earnings. On January 1, 2010, Penn West recorded certain reclamation liabilities related primarily to pipeline ownership, as they met the definition of a constructive obligation under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. Under previous GAAP, constructive obligations were not recognized.

2011 ANNUAL FINANCIAL STATEMENTS 43

Reconciliation of Equity reported under previous GAAP

to Equity reported under IFRS on the Transition Date (January 1, 2010)

	$000,000	$000,000	$000,000	$000,000
	January 1, 2010
(CAD millions)	Notes	Previous GAAP	Transition Adjustments	IFRS
Assets
Current
Accounts receivable		$371	$—	$371
Other		101	—	101
Deferred tax asset	A	37	(37)	—
Risk management	B	—	29	29

		509	(8)	501

Non-current
Exploration and evaluation assets	C	—	132	132
Property, plant and equipment	C,D	11,347	(173)	11,174
Goodwill		2,020	—	2,020
Risk management	B	—	10	10

		13,367	(31)	13,336

Total assets		$13,876	$(39)	$13,837

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	E	$515	$53	$568
Distribution payable		63	—	63
Convertible debentures		18	—	18
Risk management	B	130	29	159

		726	82	808
Non-current liabilities
Long-term debt		3,219	—	3,219
Convertible debentures		255	—	255
Decommissioning liability	F	568	(6)	562
Risk management	B	21	10	31
Deferred tax liability	A	1,169	361	1,530
Other non-current liabilities	E	—	15	15

		5,958	462	6,420

Unitholders’ equity
Unitholders’ capital	E	8,451	—	8,451
Contributed surplus	E	123	(123)	—
Deficit	A, C, D, E, F	(656)	(378)	(1,034)

		7,918	(501)	7,417

Total liabilities and unitholders’ equity		$13,876	$(39)	$13,837

2011 ANNUAL FINANCIAL STATEMENTS 44

Reconciliation of Equity reported under previous GAAP

to Equity reported under IFRS as at December 31, 2010

	December 31, 2010
(CAD millions)	Notes	Previous GAAP	Effect of Transition	IFRS
Assets
Current assets
Accounts receivable		$386	$—	$386
Other		87	—	87
Deferred income tax	A	17	(17)	—
Risk management	B	—	23	23

		490	6	496

Non-current assets
Deferred funding asset		678	—	678
Exploration and evaluation assets	C	—	128	128
Property, plant and equipment	C, D, F	10,180	1,038	11,218
Goodwill		2,020	—	2,020
Risk management	B	—	3	3

		12,878	1,169	14,047

Total assets		$13,368	$1,175	$14,543

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	E	$743	$167	$910
Distributions payable		41	—	41
Convertible debentures	G	—	255	255
Risk management	B	62	23	85

		846	445	1,291
Non-current liabilities
Long-term debt		2,496	—	2,496
Convertible debentures	G	255	(255)	—
Decommissioning liability	F	653	(5)	648
Risk management	B	64	3	67
Deferred tax liability	A	855	597	1,452
Other non-current liabilities	E	—	29	29

		5,169	814	5,983

Unitholders’ equity
Unitholders’ capital	H	9,177	(7)	9,170
Other reserves	E	138	(138)	—
Retained earnings (deficit)	H	(1,116)	506	(610)

		8,199	361	8,560

Total liabilities and unitholders’ equity		$13,368	$1,175	$14,543

2011 ANNUAL FINANCIAL STATEMENTS 45

Reconciliation of Net and Comprehensive Income reported under previous GAAP to IFRS for the year ended December 31, 2010

	$00,000	$00,000	$00,000	$00,000
	Year ended December 31, 2010
(CAD millions, except per share amounts)	Notes	Previous GAAP	Effect of Transition	IFRS
Oil and natural gas sales		$3,054	$—	$3,054
Royalties		(545)	—	(545)

		2,509	—	2,509
Risk management gain (loss)
Realized		(20)	—	(20)
Unrealized		23	—	23

		2,512	—	2,512

Expenses
Operating	E	959	(15)	944
Transportation		33	—	33
General and administrative	E	181	(36)	145
Unit-based compensation	E	—	159	159
Depletion, depreciation and accretion	D	1,338	(1,338)	—
Depletion and depreciation	D	—	1,169	1,169
Gain on dispositions	D	—	(1,082)	(1,082)
Exploration and evaluation	C	—	1	1
Unrealized risk management gain		(2)	—	(2)
Unrealized foreign exchange gain		(82)	—	(82)
Transaction costs		4	(4)	—
Financing		174	—	174
Accretion	D, F	—	44	44

		2,605	(1,102)	1,503

Income (loss) before taxes		(93)	1,102	1,009

Deferred tax expense (recovery)	A	(319)	218	(101)

Net and comprehensive income		$226	$884	$1,110

Net income per unit
Basic		$0.51	$2.00	$2.51
Diluted	H	$0.50	$1.98	$2.48

2011 ANNUAL FINANCIAL STATEMENTS 46

Notes to reconciliation

A.	Deferred income taxes

i) Classification

Under previous GAAP, Penn West was required to disclose the current and long-term components of deferred income taxes separately. Under IFRS, deferred income taxes are disclosed as non-current.

ii) Measurement

Under previous GAAP, income tax assets and liabilities of trust entities were measured at the enacted Specified Investment Flow-Through tax rate of approximately 25 percent. Under IFRS, Penn West was required to measure trust tax assets and liabilities at a rate of approximately 39 percent, representing the tax rate applicable to undistributed profits of a trust entity in the Province of Alberta. On the transition date, a charge to retained earnings of approximately $410 million was recorded. Penn West also recorded approximately $12 million of deferred tax recoveries related to PP&E adjustments on the transition date.

During 2010, the adjustment of the deferred tax liability for the recognition of gains on asset dispositions under IFRS and the declaration of distributions resulted in a $101 million deferred tax recovery through income.

B.	Risk management classification

Under previous GAAP, Penn West grouped current and non-current risk management balances related to financial instruments. Under IFRS, Penn West reclassified risk management between current and non-current.

C.	Exploration and evaluation assets

Under previous GAAP, all oil and gas assets, whether development or exploratory in nature, were included in PP&E. Under IFRS, certain E&E costs are recorded separately from PP&E as E&E assets. On the transition date, Penn West reclassified $132 million from PP&E to E&E assets.

Also, on the transition date, Penn West identified approximately $44 million of lands for which the Company has no current plans to develop or explore. This amount was charged to retained earnings as required under IFRS.

During the 2010, Penn West spent $58 million on E&E assets, sold $61 million of E&E assets in acquisition and divestiture activities and recorded a $1 million E&E expense related to land expiries.

D.	Property, plant and equipment

i) Componentization – Plant Turnaround Costs

Under previous GAAP, Penn West did not capitalize costs associated with turnarounds. Under IFRS, costs associated with major inspections of property, plant or equipment are capitalized. On the transition date, Penn West capitalized $10 million of turnaround costs to PP&E and $7 million to accumulated depletion and depreciation as an opening retained earnings adjustment. Significant turnaround costs will be treated as a separate component under IFRS and depreciated on a straight-line basis. There have been no significant turnarounds requiring capitalization subsequent to the transition date.

2011 ANNUAL FINANCIAL STATEMENTS 47

ii) Depletion, depreciation and accretion

During 2010, Penn West recorded $1,169 million of depletion and depreciation under IFRS compared to $1,293 million under previous GAAP.

Under previous GAAP, PP&E was generally depleted based on aggregations at the country level using the full cost method of accounting for oil and natural gas activities and the unit of production method based on proved reserves. Depletion of resource properties and facilities will generally continue to be calculated using the unit-of-production method under IFRS; however, Penn West has elected to deplete resource properties using proved plus probable reserves. Depreciation of other assets is calculated on a straight-line basis over their estimated useful lives. Depletion and depreciation is calculated at the component level.

Under previous GAAP, depletion, depreciation and accretion was disclosed in aggregate in the consolidated statement of income. Under IFRS, accretion has been disclosed on a separate line.

iii) Impairment

Under IFRS, impairment testing is performed at a lower level of asset aggregation than under previous GAAP. During the second quarter of 2010, Penn West recorded an $80 million pre-tax impairment related to certain properties in Central Alberta to reflect declining economic factors which resulted in lower estimated future cash flows. The charge was included in depletion and depreciation.

iv) Gains and losses on dispositions

Under previous GAAP, proceeds on dispositions were applied to PP&E unless the disposition changed the rate of depletion and depreciation by more than 20 percent in which case gains and losses were recognized. Under IFRS, gains and losses are calculated on significant dispositions and are recognized in income. During 2010, Penn West completed a number of property dispositions of which the two most significant dispositions were to form the Peace River Oil Partnership and the Cordova Joint Venture. These dispositions resulted in 2010 pre-tax gains of $749 million and $368 million, respectively.

v) PP&E continuity

Changes in PP&E from previous GAAP as at January 1, 2010 and the year ending December 31, 2010 were as follows:

	$000,000	$000,000
	January 1, 2010	December 31, 2010
PP&E balance, previous GAAP	$11,347	$10,180
Reverse previous GAAP amounts:
Depletion and depreciation	—	1,293
ARO revisions	—	(89)
Record IFRS adjustments:
Set-up of E&E assets	(176)	(176)
Set-up of turnaround component	3	3
E&E previously recorded as PP&E	—	(58)
Depletion and depreciation	—	(1,169)
Gain on dispositions	—	1,143
ARO revisions	—	91

PP&E balance, IFRS	$11,174	$11,218

2011 ANNUAL FINANCIAL STATEMENTS 48

E.	Unit-based compensation

Under previous GAAP, the fair values of trust unit rights under the TURIP were amortized to income on a straight-line basis and classified as equity instruments. Under IFRS in 2010, trust unit rights were classified as a liability and were expensed as the service of the employee was provided.

On the transition date, Penn West reversed contributed surplus (other reserves) of $123 million to remove the amount recorded as equity under previous GAAP and recorded a unit rights liability based on updated fair values per trust unit right and the service performed to that date. This resulted in the recognition of a $68 million unit rights liability on the transition date of which $53 million was recorded in accounts payable and accrued liabilities and $15 million was recorded in other non-current liabilities.

Under previous GAAP, Penn West included a portion of unit-based compensation in operating expense and the balance in general and administrative expense. Under IFRS, unit-based compensation is disclosed on a separate line on the consolidated statement of income. Penn West reclassified $4 million from operating costs and $4 million from general and administrative expenditures into unit-based compensation expense for 2010. Additionally Penn West reclassified $4 million from accounts payable and accrued liabilities into other non-current liabilities as this amount was non-current at December 31, 2010.

Under IFRS, as trust unit rights were treated as a liability, Penn West was required to revalue unit-based compensation at each reporting date. In 2010, an expense of $151 million was recorded resulting in a unit rights liability of $196 million at December 31, 2010 of which $171 million was included in accounts payable and accrued liabilities and $25 million was included in other non-current liabilities.

Due to the revaluation of trust unit rights at each reporting date under IFRS, the amount recorded as an increase to unitholders’ equity on exercises changed from previous GAAP. Upon the exercise of rights, for 2010 Penn West recorded $23 million in unitholders’ equity compared to $32 million under previous GAAP.

F.	Decommissioning liability

Under previous GAAP, a decommissioning liability existed if there was a legal requirement to abandon and reclaim an asset. Under IFRS, in addition to the legal requirement, constructive obligations to abandon and reclaim an asset are included in the provision. Also, under IFRS, the decommissioning liability is calculated at a more detailed level than under previous GAAP, which results in minor differences in the present value calculation. On the transition date, Penn West recorded a reduction in the decommissioning liability of approximately $6 million with a corresponding offset to opening deficit.

During 2010, Penn West had $91 million of additions and changes in estimates which increased the liability and accretion charges totalling $44 million under IFRS. These amounts were $89 million and $45 million, respectively, under previous GAAP.

G.	Convertible debentures

Under previous GAAP, convertible debentures that expire within a year were disclosed as a long-term liability as Penn West, at its discretion, had the option of settling the debentures in cash or equity. Under IFRS, regardless of the method of settlement, instruments expiring within one year are classified as current liabilities.

2011 ANNUAL FINANCIAL STATEMENTS 49

H.	Unitholders’ Equity

Changes to deficit from previous GAAP were as follows:

	January 1, 2010	December 31, 2010
Deficit, previous GAAP	$(656)	$(1,116)
Reverse previous GAAP amounts:
Depletion, depreciation and accretion	—	1,338
Unit-based compensation	—	47
Future income tax	—	(319)
Record IFRS adjustments:
Set-up of turnaround component	3	3
Set-up of decommissioning liability	6	6
Set-up of unit rights liability	55	55
Deferred tax	(398)	(297)
E&E expense	(44)	(45)
Depletion and depreciation	—	(1,169)
Accretion	—	(44)
Unit-based compensation expense	—	(151)
Gain on dispositions	—	1,082

Deficit, IFRS	$(1,034)	$(610)

Changes to unitholders’ capital from previous GAAP at the comparative dates were as follows:

	January 1, 2010	December 31, 2010
Unitholders’ capital, previous GAAP	$8,451	$9,177
Reverse previous GAAP amounts:
Exercises of TURIP	—	(32)
Tax-effect on trust unit issue costs	—	(2)
Record IFRS adjustments:
Exercises of TURIP	—	23
Tax-effect on trust unit issue costs	—	4

Unitholders’ capital, IFRS	$8,451	$9,170

Contributed surplus (other reserves) of $123 million was eliminated and charged through retained earnings on January 1, 2010 to record trust unit rights as a liability under IFRS.

I.	Earnings per unit

Under previous GAAP in 2010, the number of units used in the year-to-date earnings per unit calculation was based on the average of the number of units outstanding in each of the interim periods. Under IFRS, the year-to-date calculation is completed independent of the quarterly calculations.

For the year ended 2010, the diluted number of units outstanding under IFRS was 451.6 million compared to 447.6 million under previous GAAP.

J.	Cash Flow statement

There were no changes to cash flow from operations, financing or investing as a result of adopting IFRS.

2011 ANNUAL FINANCIAL STATEMENTS 50